SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

10 May 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Retirement of Marius Kloppers as CEO and Director

As announced on 20 February 2013 Marius Kloppers retires as Chief Executive Officer and an Executive Director of BHP Billiton Limited and BHP Billiton Plc effective 10 May 2013. He remains with the Group until 1 October 2013. We now advise details of Mr Kloppers’ interest in BHP Billiton shares.

Final Notification of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Z)
and
Notification of Change of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Y)
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited
ABN 49 004 028 077

BHP Billiton Plc
REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rules 3.19A.2 and 3.19A.3, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of director:
Mr M J Kloppers
Date of last notice:
6 December 2012
Date of cessation as a director:
10 May 2013

BHP Billiton Limited
ABN 49 004 028 077
Registered Office:
180 Lonsdale Street,
Melbourne Victoria 3000 Australia

BHP Billiton Plc
Registration number 3196209
Registered in Australia Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust:

Name of holder and nature of interest:
Mr M J Kloppers
Number and class of securities:
363,520 ordinary shares in BHP Billiton Plc

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust:

Name of holder & nature of interest:

(1) Kloppers Family Fund Pty Ltd
(indirect interest, held by Kloppers Family Fund Pty Ltd as trustee for the Kloppers Family Superannuation Fund)

(2) Maricar Pty Ltd (indirect interest, held by Maricar Pty Ltd as trustee for the Maricar Family Trust)

(3) Computershare Nominees (indirect interest, held on behalf of Mr M J Kloppers as Acquired Shares under the Group’s Shareplus scheme)

Number & class of securities:

(1) 80,000 ordinary shares in BHP Billiton Plc
(1) 23,000 ordinary shares in BHP Billiton Limited

(2) 185,462 ordinary shares in BHP Billiton Plc
(2) 350,481 ordinary shares in BHP Billiton Limited*

(3) 185 ordinary shares in BHP Billiton Limited*
* Refer Part 4 for details of change since date of last notice
(6 December 2012).

Part 3 – Director’s interests in contracts

Detail of contract:
Nil
Nature of interest:
N/A
Name of registered holder (if issued securities):
N/A
No. and class of securities to which interest relates:
N/A

Part 4 - Change of relevant interests in securities

Date of last notice:
6 December 2012
Date issuer informed of transaction:
9 May 2013
Date and place of transaction:
Shareplus employee share plan trust purchased the shares on the Australian Securities Exchange on 18 March 2013. The shares were allocated and the issuer informed on 9 May 2013.
Nature of transaction:
Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2010) the:
•acquisition of 131 Matched Shares (ordinary fully paid shares of BHP Billiton Limited), and
•transfer of 131 Acquired Shares (ordinary fully paid shares of BHP Billiton Limited).
Direct or indirect interest:
Indirect
Nature of indirect interest (including registered holder):
Mr M J Kloppers has an indirect interest in 373,666* ordinary shares in BHP Billiton Limited, as follows:
i)350,481* ordinary shares in BHP Billiton Limited held by Maricar Pty Ltd as trustee for the Maricar Family Trust;
ii)23,000 ordinary shares in BHP Billiton Limited held by Kloppers Family Fund Pty Ltd as trustee for the Kloppers Family Superannuation Fund; and
iii)185* ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme.
* Note – totals above reflect shares transferred (Acquired Shares) and allocated and transferred (Matched Shares) in this transaction previously held by the Shareplus nominee Computershare Nominees under Shareplus 2010.
Refer Part 2 for details of Mr M J Kloppers’ interest in BHP Billiton Plc shares.
Date of change:
9 May 2013
No. of securities held prior to change:
265,462 (BHP Billiton Plc) – Indirect
363,520 (BHP Billiton Plc) – Direct
373,535 (BHP Billiton Limited) – Indirect
Class:
Ordinary Shares in BHP Billiton Limited
Number acquired:
131 (Matched Shares, Shareplus 2010)
Number disposed:
—
Value/Consideration:
Nil - Matched Shares, Shareplus 2010
No. of securities held after change:
265,462 (BHP Billiton Plc) – Indirect
363,520 (BHP Billiton Plc) – Direct
373,666 (BHP Billiton Limited) – Indirect
Nature of change (Example: on-market trade, off-market trade,exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
Under Shareplus 2010, the allocation and transfer of 131 Matched Shares and transfer of 131 Acquired Shares from Computershare Nominees.4
Any additional information:
Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 5 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?:
No.
If so, was prior written clearance provided to allow the trade to proceed during this period?:
Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior clearance. This requirement applies to all dealings, including those that occur outside of a Close Period.
If prior written clearance was provided, on what date was this provided?:
—

Part 6 – Director’s interests in options or other rights granted by the entities

Date of grant:
i) 14 December 2007 (LTIP)
ii) 4 December 2008 (LTIP)
iii) 14 December 2009 (LTIP)
iv) 6 December 2010 (LTIP)
v) 5 December 2011 (LTIP & GIS)
vi) 5 December 2012 (LTIP)

Period during which or date on which exercisable:
i) August 2012 (vested, yet to be exercised)
ii) August 2013 (Estimated)
iii) August 2014 (Estimated)
iv) August 2015 (Estimated)
v) August 2016 (LTIP) (Estimated)
August 2013 (GIS) (Estimated)
vi) August 2017 (LTIP) (Estimated)

Total amount paid (if any) for the grant:
Nil

Description of securities involved: class; number:
Ordinary fully paid shares of BHP Billiton Limited under the:
- Group Incentive Scheme (GIS)
- Long Term Incentive Plan (LTIP)
- Shareplus (Refer below)

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
All awards are zero priced

Total number of securities over which options or other rights held at the date of this notice:
i) 88,327 Performance Shares (ordinary shares of BHP Billiton Limited under the LTIP) (vested, yet to be exercised)
ii) 500,000 Performance Shares (ordinary shares of BHP Billiton Limited under the LTIP) (unvested)
Note: Whether these 500,000 Performance Shares vest will depend on BHP Billiton’s relative Total Shareholder Return performance over the five year period from 1 July 2008 to 30 June 2013. The Remuneration Committee will review performance and take independent advice before making a decision about vesting. Even if the performance hurdle is met the Committee has an overriding discretion under the plan rules to reduce the number of Performance Shares that vest. Accordingly, the vesting outcome and the number of Performance Shares which will vest is unknown at this time.
iii) 250,000 Performance Shares (ordinary shares of BHP Billiton Limited under the LTIP) (unvested)
iv) 200,000 Performance Shares (ordinary shares of BHP Billiton Limited under the LTIP) (unvested)
v) 226,721 Performance Shares (ordinary shares of BHP Billiton Limited under the LTIP) (unvested) & 64,705 GIS Deferred Shares (ordinary shares of BHP Billiton Limited) (unvested)
vi) 240,603 Performance Shares (ordinary shares of BHP Billiton Limited under the LTIP) (unvested)
Note in relation to items iii), iv), v) and vi):
As announced on 18 April 2013, 412,649 LTIP Performance Shares will lapse on 1 October 2013 when Mr Kloppers retires from the BHP Billiton Group. He will retain an interest in 504,675 Performance Shares (calculated on a pro-rated basis to reflect his period of employment from the commencement of the relevant performance period to 1 October 2013). The retained Performance Shares will only become exercisable to the extent that the performance hurdles are met at the end of the original performance periods. Even if the performance hurdle is met for any particular award, the Remuneration Committee has an overriding discretion under the plan rules to reduce the amount of Performance Shares that vest. Accordingly, the vesting outcome and the number of Performance Shares which will vest is unknown at this time.

Any additional information:
Under Shareplus Mr M J Kloppers will be allocated 185 Matched Shares (ordinary shares of BHP Billiton Limited) at the time of his retirement from the Group. (Part 4 above reflects the movement of 131 Matched Shares relating to the recent expiry of the holding period for Shareplus 2010)

Part 7 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:

Nicola Kleynhans
–BHP Billiton Limited
Geof Stapledon
–BHP Billiton Plc

Contact details:
Nicola Kleynhans
Tel:+61 3 9609 4326
Fax:+61 3 9609 4372
Geof Stapledon
Tel:+44 20 7802 4176
Fax:+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : May 10, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary